VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Frank Knapp
Staff Accountant - Office of Real Estate & Construction

Re:	SL Green Realty Corp.
Form 10-K for the fiscal year ended December 31, 2019
Filed February 28, 2020
File No. 001-13199

SL Green Operating Partnership, L.P.
Form 10-K for the fiscal year ended December 31, 2019
Filed February 28, 2020
File No. 333-167793-02

Dear Mr. Knapp:

Set forth below is the response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated January 7, 2021 (the “Comment Letter”), relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed by SL Green Realty Corp. (the “Company”) and SL Green Operating Partnership, L.P. (the “Partnership”) on February 28, 2020 (the “Form 10-K”).  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below in the first paragraph of each response.

Form 10-K for fiscal year ended December 31, 2019

Notes to Consolidated Financial Statements

Note 5. Debt and Preferred Equity Investments, page 93

1.	We note your response to prior comment 2. Please revise your disclosures to include disclosure of the recorded investment in financing receivables by credit quality as required by ASC 310-10-50-29(b) or further explain to us why this disclosure requirement is not applicable.

The Company and the Partnership advise the Staff that in future filings they will revise the disclosures to include the recorded investment in financing receivables by credit quality required by ASC 310-10-50-29(b) for which, upon the adoption of ASC 326 on January 1, 2020, the codification is now presented in ASC 326-20-50-5(b). The revised disclosure of the recorded investment in financing receivables by credit quality as of December 31, 2019 and December 31, 2020 will be presented in the Annual Report on Form 10-K for the fiscal year ended December 31, 2020 to be filed on or before March 1, 2021.

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420 Lexington Avenue · New York, NY 10170 · (212) 594-2700 · Fax (212) 216-1790

If you have any questions with respect to the foregoing, please contact me at (212)-216-1714 or Andrew Levine, Esq., our Chief Legal Officer and General Counsel, at (212) 216-1615.

Very truly yours,

SL GREEN REALTY CORP.

By:	/s/ Matthew J. DiLiberto
Matthew J. DiLiberto
Chief Financial Officer

SL GREEN OPERATING PARTNERSHIP, L.P.

By:	/s/ Matthew J. DiLiberto
Matthew J. DiLiberto
Chief Financial Officer